EXHIBIT 99

MAGNA LOGO                                   Magna International Inc.
                                             337 Magna Drive
                                             Aurora, Ontario L4G 7K1
                                             Tel (905) 726-2462
                                             Fax (905) 726-7164

                               PRESS RELEASE
              MAGNA ANNOUNCES SECOND QUARTER AND YEAR TO DATE RESULTS
                    AND REDEMPTION OF PREFERRED SECURITIES

August 5, 2004, Aurora, Ontario, Canada....Magna International Inc.
(TSX: MG.A, MG.B;NYSE: MGA) today reported financial results for the second quarter and six month period ended June 30, 2004.

    -------------------------------------------------------------------------
                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                      JUNE 30,                JUNE 30,
                              ----------------------- -----------------------
                                  2004        2003        2004        2003
                              ----------- ----------- ----------- -----------

    Sales                     $    5,113  $    3,660  $   10,216  $    7,156

    Net income(1)             $      193  $      172  $      377  $      333

    Net income from continuing
     operations(1),(2)        $      193  $      172  $      377  $      326

    Diluted earnings per
     share(1)                 $     1.93  $     1.75  $     3.77  $     3.39

    Diluted earnings per share
     from continuing
     operations(1),(2)        $     1.93  $     1.75  $     3.77  $     3.32

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian generally accepted accounting principles.

    (2) Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, we distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc., which includes our former controlling interest in MEC, to our shareholders of record as of August 29, 2003.

        For more information see notes 3 and 4 to the second quarter unaudited interim consolidated financial statements attached.

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------

    THREE MONTHS ENDED JUNE 30, 2004
    --------------------------------

    We posted sales of $5.1 billion for the second quarter ended June 30, 2004, an increase of 40% over the second quarter of 2003. The higher sales level in the second quarter of 2004 reflects increases of 15% in North American content per vehicle and 86% in European content per vehicle over the comparable quarter in 2003. The increase in content per vehicle in North America was largely attributable to new vehicle programs that launched during or subsequent to the second quarter of 2003, acquisitions completed during or subsequent to the second quarter of 2003, and the strengthening of the Canadian dollar against the U.S. dollar. These increases were partially offset by the impact of customer price concessions and lower production on certain high content programs. The increase in content per vehicle in Europe was largely attributable to new vehicle programs that launched during or subsequent to the second quarter of 2003, in particular the launch of complete vehicle assembly programs at Magna Steyr, the strengthening of the euro and British pound, each against the U.S. dollar, and increased production on our existing programs. These increases were partially offset by customer price concessions. During the second quarter of 2004, North American vehicle production was essentially unchanged and European vehicle production increased approximately 2%, each from the comparable quarter in 2003.
    Net income and net income from continuing operations for the second quarter ended June 30, 2004 were each $193 million, representing increases over the comparable quarter of 12% or $21 million.
    Diluted earnings per share and diluted earnings per share from continuing operations were each $1.93 for the second quarter ended June 30, 2004, representing increases over the comparable quarter of 10% or $0.18 per share.
    During the second quarter ended June 30, 2004, we generated $408 million of cash from operations before changes in non-cash operating assets and liabilities, and invested $46 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2004 were $235 million, including $172 million in fixed asset additions, $53 million to purchase subsidiaries, and a $10 million increase in other assets.

    SIX MONTHS ENDED JUNE 30, 2004
    ------------------------------

    We posted sales of $10.2 billion for the six months ended June 30, 2004, an increase of 43% over the comparable period in 2003. The higher sales level in the first six months of 2004 reflects increases of 20% in North American content per vehicle and 85% in European content per vehicle over the comparable period in 2003. The increase in content per vehicle in North America was largely attributable to new vehicle programs that launched during or subsequent to the first half of 2003, the strengthening of the Canadian dollar against the U.S. dollar and acquisitions completed subsequent to the first half of 2003. These increases were partially offset by customer price concessions and the impact of lower production on certain high content programs. The increase in content per vehicle in Europe was largely attributable to new vehicle programs that launched during or subsequent to the first half of 2003, in particular the launch of complete vehicle assembly programs at Magna Steyr, and the strengthening of the euro and British pound, each against the U.S. dollar. These increases were partially offset by customer price concessions. During the first six months of 2004, North American vehicle production was essentially unchanged and European vehicle production increased approximately 2%, each from the comparable period in 2003.
    We earned net income from continuing operations for the six months ended June 30, 2004 of $377 million, representing an increase over the comparable period of 16% or $51 million. Net income for the six months ended June 30, 2004 was also $377 million.
    Diluted earnings per share from continuing operations were $3.77 for the six months ended June 30, 2004, representing an increase over the comparable period of 14% or $0.45 per share. Diluted earnings per share for the six months ended June 30, 2004 were also $3.77.
    During the six months ended June 30, 2004, we generated $807 million of cash from operations before changes in non cash operating assets and liabilities, and $156 million from non-cash operating assets and liabilities. Total investment activities for the first six months of 2004 were $417 million, including $320 million in fixed asset additions, $64 million to purchase subsidiaries, and a $33 million increase in other assets.
    Vincent Galifi, Magna's Executive Vice-President and Chief Financial Officer stated "Our results for the first six months of 2004 reflect the investments in capital and product launches made throughout 2003 in order to support our customers' new vehicle programs. We continue to make substantial investments for future vehicle programs that should lead to continued growth in sales and earnings in the years to come."
    A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2004 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto which are attached to this press release.

    OTHER MATTERS
    -------------

    Our Board of Directors today declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended June 30, 2004. The dividend of U.S. $0.38 per share is payable on September 15, 2004 to shareholders of record on August 31, 2004.
    In addition, our Board of Directors has approved the call for redemption of all of our outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities are redeemable at a price equal to 100% of the principal amount of the Preferred Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Preferred Securities currently outstanding, at current exchange rates, is approximately U.S. $295 million.

    2004 OUTLOOK
    ------------

    All amounts below exclude the impact of potential acquisitions, including the announcement of the proposed acquisition of New Venture Gear, Inc. from DaimlerChrysler Corporation, the closing of which remains subject to the satisfaction of various conditions.
    We expect full year 2004 average dollar content per vehicle to be between $585 and $605 in North America and between $515 and $540 in Europe. Further, we have assumed 2004 vehicle production volumes will be approximately
16.0 million units in North America and approximately 16.4 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for the full year 2004 to be between $19.0 billion and $20.0 billion, compared to 2003 sales of $15.3 billion. We expect the higher sales this year to result in earnings growth for full year 2004. In addition, we expect that full year 2004 spending for fixed assets will be in the range of $800 million to $850 million.
    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.
    Magna has approximately 77,000 employees in 215 manufacturing operations and 48 product development and engineering centres in 22 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results and other developments on Friday, August 6, 2004 at 9:30 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-404-8949. The number for overseas callers is 1-416-620-2406. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be on our website Friday morning prior to the call.

    For further information, please contact Vincent J. Galifi or Louis Tonelli at 905-726-7100.

    For teleconferencing questions, please call 905-726-7103.
    -------------------------------------------------------------------------

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of applicable securities legislation. Forward looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the attached Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40 F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
    -------------------------------------------------------------------------


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions, except per share figures)


                                   Three months ended       Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                         Note       2004        2003        2004        2003
    -------------------------------------------------------------------------
                                           (restated               (restated
                                         notes 2 & 3)            notes 2 & 3)

    Sales                     $    5,113  $    3,660  $   10,216  $    7,156
    -------------------------------------------------------------------------

    Cost of goods sold             4,337       2,998       8,690       5,885
    Depreciation and
     amortization                    140         120         275         238
    Selling, general
     and
     administrative        8         298         248         591         484
    Interest income,
     net                              (1)         (4)         (2)         (7)
    Equity income                     (3)         (3)         (9)         (7)
    -------------------------------------------------------------------------
    Income from
     continuing
     operations before
    income taxes and
     minority interest               342         301         671         563
    Income taxes                     121         103         242         192
    Minority interest                 28          26          52          45
    -------------------------------------------------------------------------
    Net income from
     continuing
     operations                      193         172         377         326
    Net income from
     discontinued
     operations - MEC     3,4          -           -           -           7
    -------------------------------------------------------------------------
    Net income                $      193  $      172  $      377  $      333
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges
     on Preferred
     Securities and
     other paid-in
     capital                          (5)         (6) $      (10) $      (10)
    -------------------------------------------------------------------------
    Net income available
     to Class A
     Subordinate Voting
     and Class B
     Shareholders                    188         166         367         323
    Retained earnings,
     beginning of period           2,530       2,691       2,390       2,570
    Dividends on Class A
     Subordinate Voting
     and Class B Shares              (37)        (32)        (70)        (64)
    Adjustment for change
     in accounting policy
     related to asset
     retirement
     obligation             2          -           -          (6)         (4)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period            $    2,681  $    2,825  $    2,681  $    2,825
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share
     from continuing
     operations:
      Basic                   $     1.94  $     1.75  $     3.79  $     3.33
      Diluted                 $     1.93  $     1.75  $     3.77  $     3.32
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
      Basic                   $     1.94  $     1.75  $     3.79  $     3.40
      Diluted                 $     1.93  $     1.75  $     3.77  $     3.39
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid
     per Class A
     Subordinate Voting
     or Class B Share         $     0.38  $     0.34  $     0.72  $     0.68
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     during the period
     (in millions):
      Basic                         96.8        95.7        96.6        95.6
      Diluted                       97.4        96.0        97.3        95.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                   Three months ended       Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                         Note       2004        2003        2004        2003
    -------------------------------------------------------------------------
                                           (restated               (restated
                                         notes 2 & 3)            notes 2 & 3)
    Cash provided
     from (used for):

    OPERATING ACTIVITIES
    Net income from
     continuing
     operations               $      193  $      172  $      377  $      326
    Items not involving
     current cash flows              215         171         430         325
    -------------------------------------------------------------------------
                                     408         343         807         651
    Changes in non-cash
     operating assets
     and liabilities                 (46)       (270)        156        (227)
    -------------------------------------------------------------------------
                                     362          73         963         424
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions           (172)       (196)       (320)       (311)
    Purchase of
     subsidiaries          5         (53)          -         (64)          -
    Increase in other
     assets                          (10)        (29)        (33)        (64)
    Proceeds from
     disposition of
     investments and
     other                             4           8          22          14
    -------------------------------------------------------------------------
                                    (231)       (217)       (395)       (361)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Net repayments
     of debt                         (27)        (36)        (52)         (8)
    Repayments of
     debentures'
     interest
     obligations                      (2)         (2)         (3)         (3)
    Preferred
     Securities
     distributions                    (6)         (7)        (13)        (13)
    Issues of Class A
     Subordinate Voting
     Shares                           20           4          26           6
    Issues of
     subordinated
     debentures by
     subsidiaries                      -           -           -          66
    Issues of shares
     by subsidiaries                   4          12          10          12
    Dividends paid to
     minority interests               (5)         (4)         (9)         (7)
    Dividends                        (37)        (32)        (70)        (64)
    -------------------------------------------------------------------------
                                     (53)        (65)       (111)        (11)
    -------------------------------------------------------------------------

    Effect of exchange
     rate changes on
     cash and cash
     equivalents                       5          83         (27)        114
    -------------------------------------------------------------------------

    Net increase (decrease)
     in cash and cash
     equivalents during
     the period                       83        (126)        430         166
    Cash and cash
     equivalents,
     beginning of period           1,875       1,413       1,528       1,121
    -------------------------------------------------------------------------
    Cash and cash
     equivalents,
     end of period            $    1,958  $    1,287  $    1,958  $    1,287
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)

                                                       June 30,  December 31,
                                           Note           2004          2003
    -------------------------------------------------------------------------
                                                                   (restated
                                                                      note 2)

    ASSETS
    Current assets
    Cash and cash equivalents                       $    1,958    $    1,528
    Accounts receivable                                  2,840         2,615
    Inventories                                          1,177         1,116
    Prepaid expenses and other                             102           112
    -------------------------------------------------------------------------
                                                         6,077         5,371
    -------------------------------------------------------------------------
    Investments                                            130           127
    Fixed assets, net                                    3,366         3,313
    Goodwill, net                           5              590           505
    Future tax assets                                      157           181
    Other assets                            5              263           317
    -------------------------------------------------------------------------
                                                    $   10,583    $    9,814
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $      332    $      298
    Accounts payable                                     2,819         2,471
    Accrued salaries and wages                             373           368
    Other accrued liabilities                              330           244
    Income taxes payable                                    13            19
    Long term debt due within one year                      34            35
    -------------------------------------------------------------------------
                                                         3,901         3,435
    -------------------------------------------------------------------------
    Deferred revenue                                        72            80
    Long-term debt                                         229           267
    Debentures' interest obligation                         37            41
    Other long-term liabilities                            247           230
    Future tax liabilities                                 258           230
    Minority interest                                      652           613
    -------------------------------------------------------------------------
                                                         5,396         4,896
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                           7
      Class A Subordinate Voting Shares
       (issued: 95,844,097;
        December 31, 2003 - 95,310,518)                  1,610         1,587
      Class B Shares
       (convertible into Class A
        Subordinate Voting Shares)
       (issued: 1,096,509)                                   -             -
    Preferred Securities                                   277           277
    Other paid in capital                                   71            68
    Contributed surplus                     8               14             3
    Retained earnings                                    2,681         2,384
    Currency translation adjustment                        534           599
    -------------------------------------------------------------------------
                                                         5,187         4,918
    -------------------------------------------------------------------------
                                                    $   10,583    $    9,814
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Commitments and contingencies (note 9)

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted)
    -------------------------------------------------------------------------


    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2003 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2004 and the results of operations and cash flows for the three month and six-month periods ended June 30, 2004 and 2003.


    2.  ACCOUNTING CHANGE

        (a) Stock Based Compensation

            In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method (see note 8).

            The impact of this accounting policy change on reported net income and earnings per share for the three month and six-month periods ended June 30, 2004 and 2003 was as follows:

                                      Three months ended    Six months ended
                                            June 30,            June 30,
                                      ------------------- -------------------
                                        2004      2003      2004      2003
            -----------------------------------------------------------------

            Increase in selling,
             general and
             administrative expenses  $      -  $      1  $     13  $      2
            -----------------------------------------------------------------
            Reduction of net income   $      -  $      1  $     13  $      2
            -----------------------------------------------------------------

            Reduction of earnings per
             Class A Subordinate
             Voting or Class B Share
                Basic                 $      -  $   0.01  $   0.13  $   0.02
                Diluted               $      -  $   0.01  $   0.13  $   0.02
            -----------------------------------------------------------------

        (b) Asset Retirement Obligation

            In December 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were as follows:

            Increase in fixed assets                                $     13
            Increase in future tax assets                                  2
            -----------------------------------------------------------------

            Increase in other long term liabilities                 $     23
            Decrease in minority interest                                 (1)
            -----------------------------------------------------------------

            Decrease in retained earnings                           $     (6)
            Decrease in currency translation adjustment                   (1)
            -----------------------------------------------------------------

            The impact of this accounting policy change on reported net income for the three-month and six-month periods ended June 30, 2004 and 2003 was not material.

        (c) Revenue Recognition

            The Company adopted CICA Emerging Issues Committee Abstract
            No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services can be accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or net income for the three month and six-month periods ended June 30, 2004.


    3.  DISTRIBUTION OF MID SHARES

        On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company (the "MID distribution"). MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

        In accordance with CICA 3475 "Disposal of Long lived Assets and Discontinued Operations", the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 (note 4). However, because Magna and its operating subsidiaries continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.


    4.  DISCONTINUED OPERATIONS - MEC

        The Company's revenues and expenses, and cash flows related to MEC are as follows:

        Statements of income:

                                                 Three months     Six months
                                                        ended          ended
                                                June 30, 2003  June 30, 2003
        ---------------------------------------------------------------------
        Sales                                      $      188     $      458
        Costs and expenses                                188            436
        ---------------------------------------------------------------------
        Income before income taxes and
         minority interest                                  -             22
        Income taxes                                        -             10
        Minority interest                                   -              5
        ---------------------------------------------------------------------
        Net income                                 $        -     $        7
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


        Statements of cash flows:
                                                 Three months     Six months
                                                        ended          ended
                                                June 30, 2003  June 30, 2003
        ---------------------------------------------------------------------

        Cash provided from (used for):

        OPERATING ACTIVITIES
        Net income                                 $        -     $        7
        Items not involving current cash flows              7             22
        ---------------------------------------------------------------------
                                                            7             29
        Changes in non cash operating assets
         and liabilities                                  (19)            (7)
        ---------------------------------------------------------------------
                                                          (12)            22
        ---------------------------------------------------------------------

        INVESTMENT ACTIVITIES
        Fixed asset additions                             (15)           (28)
        Decrease in other assets                          (13)           (12)
        Proceeds from disposition                           1              1
        ---------------------------------------------------------------------
                                                          (27)           (39)
        ---------------------------------------------------------------------

        FINANCING ACTIVITIES
        Net repayment of debt                              (8)           (43)
        Issues of subordinated debentures
         by subsidiary                                    145            145
        ---------------------------------------------------------------------
                                                          137            102
        ---------------------------------------------------------------------

        Effect of exchange rate changes
         on cash and cash equivalents                       4              6
        ---------------------------------------------------------------------

        Net decrease in cash and cash
         equivalents during the period                    102             91
        Cash and cash equivalents,
         beginning of period                               95            106
        ---------------------------------------------------------------------
        Cash and cash equivalents, end of period   $      197     $      197
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    5.  ACQUISITIONS

        (a) On January 2, 2004, Tesma International Inc. ("Tesma"), a subsidiary of the Company, completed the acquisition of Davis Industries Inc. ("Davis"). Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

            The total consideration for the acquisition of Davis amounted to $75 million, consisting of $45 million paid in cash, which was held in escrow and included in other assets at December 31, 2003 and subsequently released, and $30 million of assumed debt. Goodwill recorded on the acquisition amounted to $42 million.

        (b) During 2004, the Company also completed a number of small acquisitions which include a number of manufacturing facilities and engineering centres. The total consideration for the above noted acquisitions amounted to approximately $97 million, consisting of $64 million paid in cash and $33 million of assumed debt.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.


        (c) On May 17, 2004, the Company completed an agreement with DaimlerChrysler Corporation ("DCC") by which Magna would acquire the worldwide operations of New Venture Gear, Inc. ("NVG"). The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc. ("NPG"), which will initially be owned 80% by Magna and 20% by DCC, and the European operation will be acquired directly by Magna. Magna will consolidate 100% of NPG from the date of closing and account for DCC's remaining interest as debt, since such interest will be purchased by Magna in September 2007 at a fixed and predetermined price.

            The total purchase price payable by Magna for 100% of NVG's business is approximately $435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied in cash and notes.

            NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately
            $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a
            1.8 million square foot leased manufacturing facility in Syracuse, New York; a 95,000 square foot manufacturing facility in Roitzsch, Germany; and a leased research & development center and sales office in Troy, Michigan. Closing of the transaction is subject to various conditions, including obtaining European antitrust and other regulatory and third-party approvals, as well as reaching a satisfactory collective bargaining agreement with the UAW.


    6.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                      Three months ended   Six months ended
                                            June 30,            June 30,
                                      ------------------- -------------------
                                        2004      2003      2004      2003
        ---------------------------------------------------------------------

        Defined benefit pension plans
         and other                    $      5  $      4  $     10  $      8
        Termination and long service
         arrangements                        4         3         7         7
        Retirement medical benefits
         plan                                2         2         4         3
        ---------------------------------------------------------------------
                                      $     11  $      9  $     21  $     18
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    7.  CAPITAL STOCK

        The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at July 30, 2004 were exercised:

        Class A Subordinate Voting and Class B Shares
         outstanding at July 30, 2004                             96,940,606
        Stock options                                              2,526,376
        ---------------------------------------------------------------------
                                                                  99,466,982
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

        The dollar amount of Class A Subordinate Voting Shares has been reduced by $9 million, related to Class A Subordinate Voting Shares that have not been released to certain executives of the Company under a restricted stock arrangement. These shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.


    8.  STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

                               2004                            2003
             -------------------------------- -------------------------------
               Options outstanding             Options outstanding
             ----------------------           ---------------------
                        Exercise     Options            Exercise    Options
                Options  price(i) exercisable   Options  price(i) exercisable
                     No.    Cdn$         No.         No.    Cdn$        No.
    -------------------------------------------------------------------------

    Beginning
     of year  3,046,450    82.31   1,991,950  3,377,875    89.19   1,958,375
    Granted      15,000   105.19           -    320,000    93.19           -
    Exercised  (117,600)   62.63    (117,600)   (36,850)   66.55     (36,850)
    Vested            -        -      43,625          -        -      65,000
    Cancelled    (3,000)   97.47           -          -        -           -
    -------------------------------------------------------------------------
    March 31  2,940,850    83.20   1,917,975  3,661,025    89.77   1,986,525
    Granted           -        -           -     40,000    93.17           -
    Exercised  (414,474)   71.43    (414,474)   (64,150)   68.46     (64,150)
    Vested            -        -           -          -        -       8,000
    Cancelled         -        -           -   (115,000)  104.08     (42,000)
    -------------------------------------------------------------------------
    June 30   2,526,376    85.13   1,503,501  3,521,875  89.73(ii) 1,888,375
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

    (ii) As a result of the dilutive impact of the MID distribution (note 3), all issued but unexercised options for Magna Class A Subordinate Voting Shares at September 2, 2003 were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the Toronto Stock Exchange.

        (b) Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective
            January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant or modification using the Black-Scholes option pricing model.

            The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted or modified and the compensation expense recorded in selling, general and administrative expense are as follows:

                                       Three months ended   Six months ended
                                             June 30,            June 30,
                                      -------------------  ------------------
                                          2004      2003      2004      2003
            -----------------------------------------------------------------

            Risk free interest rate          -      4.25%     3.29%     4.25%
            Expected dividend yield          -      2.12%     1.63%     2.12%
            Expected volatility              -        28%       32%       28%
            Expected time until exercise     -   4 years   4 years   4 years
            -----------------------------------------------------------------

            Weighted average fair
             value of options granted
             or modified in period
             (Cdn$)                   $      -  $  16.93  $  29.64  $  21.17
            -----------------------------------------------------------------

            Compensation expense
             recorded in selling,
             general and administrative
             expenses                 $      -  $      1  $     13  $      2
            -----------------------------------------------------------------

            During the three month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

            If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three month and six-month periods ended June 30, 2004 and 2003 would have been as follows:


                                      Three months ended   Six months ended
                                             June 30,            June 30,
                                      ------------------- ------------------
                                          2004      2003      2004      2003
            -----------------------------------------------------------------
            Net income as reported    $    193  $    172  $    377  $    333
            Pro forma adjustment for
             the fair value of stock
             options granted prior
             to January 1, 2003             (1)       (1)        2        (2)
            -----------------------------------------------------------------
            Pro forma net income      $    192  $    171  $    379  $    331
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Pro forma earnings per
             Class A Subordinate Voting
             or Class B Share
               Basic                  $   1.93  $   1.75  $   3.82  $   3.38
               Diluted                $   1.92  $   1.74  $   3.79  $   3.37
            -----------------------------------------------------------------

        (c) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                              2004      2003
            -----------------------------------------------------------------
            Balance, beginning of year                    $      3  $      -
            Stock option compensation expense                   12         1
            Exercise of options                                 (1)        -
            -----------------------------------------------------------------
            March 31                                            14         1
            Stock option compensation expense                    -         1
            -----------------------------------------------------------------
            June 30                                       $     14  $      2
            -----------------------------------------------------------------
            -----------------------------------------------------------------


    9.  COMMITMENTS AND CONTINGENCIES

        On June 10, 2004, Intier Automotive Inc. ("Intier"), a subsidiary of the Company, was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

        - improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

        - breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronics business division to the plaintiff in September, 2000.

        The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.


    10. SEGMENTED INFORMATION

                              Three months ended        Three months ended
                                June 30, 2004              June 30, 2003
                         -------------------------- -------------------------
                                             Fixed                     Fixed
                            Total           assets,   Total           assets,
                            sales   EBIT(i)    net    sales   EBIT(i)    net
    -------------------------------------------------------------------------

    Public Operations
      Decoma
       International Inc. $   689  $   44  $   689  $   612  $   59  $   605
      Intier
        Automotive Inc.     1,410      67      543    1,132      42      507
      Tesma
       International Inc.     341      35      348      279      31      291

    Wholly Owned
     Operations
      Magna Steyr           1,484      65      518      517       8      483
      Other Automotive
       Operations           1,244     119    1,192    1,160     123    1,040

    Corporate and other       (55)     11       76      (40)     34    1,119
    -------------------------------------------------------------------------
    Total reportable
     segments             $ 5,113  $  341  $ 3,366  $ 3,660  $  297  $ 4,045
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                               Six months ended           Six months ended
                         -------------------------- -------------------------
                                 June 30, 2004             June 30, 2003
                         -------------------------- -------------------------

                                             Fixed                     Fixed
                            Total           assets,   Total           assets,
                            sales  EBIT(i)     net    sales  EBIT(i)     net
    -------------------------------------------------------------------------

    Public Operations
      Decoma
       International Inc. $ 1,409  $   93  $   689  $ 1,189  $  109  $   605
      Intier
       Automotive Inc.      2,803     119      543    2,164      73      507
      Tesma
       International Inc.     703      74      348      548      56      291

    Wholly Owned Operations
      Magna Steyr           2,869     104      518    1,044      13      483
      Other Automotive
       Operations           2,533     244    1,192    2,286     238    1,040

    Corporate and other      (101)     35       76      (75)     67    1,119
    -------------------------------------------------------------------------
    Total reportable
     segments             $10,216  $  669  $ 3,366  $ 7,156 $   556  $ 4,045
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (i) EBIT represents operating income before interest income or expense.


    11. SUBSEQUENT EVENTS

        On August 5, 2004, the Company's Board of Directors approved the call for redemption of all of the Company's outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities are redeemable at a price equal to 100% of the principal amount of the Preferred Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Preferred Securities currently outstanding is approximately U.S. $295 million.


    12. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.



    MAGNA INTERNATIONAL INC.

    Management's Discussion and Analysis of Results of Operations and Financial Position
    August 5, 2004

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our", the "Company" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2004 and the audited consolidated financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles.

    OVERVIEW
    -------------------------------------------------------------------------

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, South America and Asia. We supply our products and services through the following global automotive systems groups:

    Public Subsidiaries

    -   Decoma International Inc. ("Decoma")

        - exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components

    -   Intier Automotive Inc. ("Intier")

        -   interior and closure components, systems and modules

    -   Tesma International Inc. ("Tesma")

        - powertrain (engine, transmission, and fuel) components, systems and modules

    Wholly Owned Subsidiaries

    -   Magna Steyr
        - Magna Steyr - complete vehicle engineering and assembly of low volume derivative, niche and other vehicles
        -   Magna Drivetrain - complete drivetrain technologies

    - Other Automotive Operations

        - Cosma International ("Cosma") - stamped, hydroformed, roll formed and welded metal body components, assemblies, systems and modules
        - Magna Donnelly - exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics

    During the second quarter ended June 30, 2004, we posted record financial results, including:

    -   Sales of $5.1 billion;

    -   Operating income of $342 million;

    -   Net income of $193 million; and

    -  Diluted earnings per share from operations of $1.93.

    Other significant developments in the second quarter of 2004 included the following:

    - On May 17, 2004, we completed an agreement with DaimlerChrysler Corporation ("DCC") by which we would acquire the worldwide operations of New Venture Gear, Inc. ("NVG"). The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc. ("NPG"), which will initially be owned 80% by us and 20% by DCC, and the European operation will be acquired directly by us. We will consolidate 100% of NPG from the date of closing and account for DCC's remaining interest as debt, since such interest will be purchased by us in September 2007 at a fixed and predetermined price.

        The total purchase price payable by us for 100% of NVG's business is approximately U.S.$435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied in cash and notes.

        NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately
        U.S.$1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a
        1.8 million square foot leased manufacturing facility in Syracuse, New York; a 95,000 square foot manufacturing facility in Roitzsch, Germany; and a leased research & development center and sales office in Troy, Michigan. Closing of the transaction is subject to various conditions, including obtaining European antitrust and other regulatory and third-party approvals, as well as reaching a satisfactory collective bargaining agreement with the UAW.

        We are interested in NVG for two main reasons. First, we believe the drivetrain is a product area that has significant potential for sales growth, both from component outsourcing and eventually to large drivetrain modules. Second, we believe NVG has technologies and capabilities that complement those of our Magna Drivetrain group.

    - During the second quarter we completed two smaller acquisitions. In May, we acquired a Class A stamping facility in Ramos, Mexico, paying approximately $42 million in cash. The capacity will be utilized to facilitate the 2005 launch of a new program awarded to Cosma.

        In June, we acquired the engineering group of Duarte, which includes five locations in France, and approximately 300 employees. The acquisition strengthens Magna Steyr's position in the European market as a leading engineering and development partner of the OEM's and is consistent with our strategy of increasing our exposure to the French-based OEMs, who are Duarte's primary customers.

    - In addition, on August 5, 2004, our Board of Directors approved the call for redemption of all of our outstanding 8.65% Series A Preferred Securities and 8.875% Series B Cumulative Quarterly Income Preferred Securities (collectively, the "Preferred Securities") for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities are redeemable at a price equal to 100% of the principal amount of the Preferred Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Preferred Securities currently outstanding is approximately U.S. $295 million.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - increased pressure by automobile manufacturers on automotive components suppliers to reduce their prices and bear additional costs;

    - globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

    - the evolving role of independent automotive components suppliers and their progression up the "value chain";

    -   increased out sourcing and modularization of vehicle production;

    - increased prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

    - growth of foreign based automobile manufacturers in North America and Europe.

    Refer to the MD&A included in our December 31, 2003 Annual Report for a discussion of the more significant trends relating to the automotive industry and risks that could affect our ability to achieve our desired results.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Comparative Period Amounts

    European Production Sales

    Our reporting of European production sales has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales are presented separately. Complete vehicle assembly sales are calculated as follows:

    (i) where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM is included in complete vehicle assembly sales; and
    (ii) where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

    The comparative period European production sales and complete vehicle assembly sales have been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America. European average content per vehicle continues to include both production sales and complete vehicle assembly sales.

    MID Transaction

    On September 2, 2003, we distributed 100% of the outstanding shares of MI Developments Inc. ("MID") to our shareholders (the "MID distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). As a result of the MID distribution, we no longer have any ownership interest in MID or MEC. In accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA"), our results for all periods prior to August 29, 2003 have been restated to reflect the financial results of MEC as discontinued operations. However, because we continue to occupy the automotive real estate under long term leases with MID, the operations of MID's real estate business are disclosed as continuing operations in our consolidated financial statements until August 29, 2003.


    Average Foreign Exchange

                             For the three months       For the six months
                                 ended June 30,            ended June 30,
                           ------------------------  ------------------------
                            2004      2003  Change    2004      2003  Change
    -------------------------------------------------------------------------
    1 Canadian dollar
     equals U.S. dollars   0.735     0.717   +  3%   0.747     0.689   +  8%
    1 euro equals
     U.S. dollars          1.206     1.139   +  6%   1.227     1.106   + 11%
    1 British pound
     equals U.S. dollars   1.807     1.621   + 12%   1.824     1.611   + 13%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2004
    -------------------------------------------------------------------------

    Sales
                                                For the three months
                                                    ended June 30,
                                                ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                                4.176     4.157        -%
      Europe                                       4.423     4.346     +  2%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                             $    595  $    516     + 15%
      Europe                                    $    527  $    284     + 86%
    -------------------------------------------------------------------------

    Sales
      North American Production                 $  2,484  $  2,145     + 16%
      European Production                          1,188       947     + 25%
      European Complete Vehicle Assembly           1,144       287     +299%
      Tooling, Engineering and Other                 297       281     +  6%
    -------------------------------------------------------------------------
      Total Sales                               $  5,113  $  3,660     + 40%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level in the second quarter of 2004, increasing by 40% or $1.5 billion to $5.1 billion compared to $3.7 billion for the second quarter of 2003.

    North American Production Sales

    North American production sales increased 16% or $339 million to $2.5 billion for the second quarter of 2004 compared to $2.1 billion for the second quarter of 2003. This increase in production sales reflects a 15% increase in our North American average dollar content per vehicle from the second quarter of 2003. North American vehicle production volumes were relatively unchanged from the second quarter of 2003 to the second quarter of 2004.
    In North America, our average dollar content per vehicle grew by 15% or $79 to $595 for the second quarter of 2004 compared to $516 for the second quarter of 2003. The increase relates primarily to increased content and/or production on several programs, related principally to the launch of new programs during or subsequent to the three months ended June 30, 2003, acquisitions completed during or subsequent to the three months ended June 30, 2003, including the acquisition of Davis, and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions and the impact of lower production volumes on certain high content programs.
    New programs launched during or subsequent to the three months ended June 30, 2003, include the Ford Freestar and Mercury Monterey, the Chevrolet Equinox, the Chevrolet Colorado and GMC Canyon, the Chevrolet Malibu, the Ford F-150, the Cadillac SRX, and the Dodge Durango. Supplementing the new program launches was higher production on several programs, including the Ford Escape and Mazda Tribute, the Dodge Ram pick up, the BMW X5, the Chrysler Minivan program, and the Ford F-Series Superduty trucks. The high content programs which experienced lower production volumes include the General Motors GMT800 program, the Ford Explorer and Mercury Mountaineer, the Buick Rendezvous, the GM Minivan program, the Ford Ranger and the BMW Z4 program.

    European Production and Complete Vehicle Assembly Sales

    European production and complete vehicle assembly sales increased 89% or $1.1 billion to $2.3 billion for the second quarter of 2004 compared to $1.2 billion for the second quarter of 2003. This increase in sales reflects an 86% increase in our European average dollar content per vehicle combined with a 2% increase in European vehicle production volumes over the second quarter of 2003.
    In Europe, our average dollar content per vehicle grew by 86% or $243 to $527 for the second quarter of 2004 compared to $284 for the second quarter of 2003. The increase in content is primarily a result of a substantial increase in production related to our complete vehicle assembly operations, higher reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and content growth on our production programs, partially offset by customer price concessions.
    The increase in production related to our complete vehicle assembly operations reflects the launch at Magna Steyr during 2003 of the BMW X3 and the Saab 9(3) Convertible programs as well as an increase in production for the Mercedes E-Class, offset in part by a reduction in production for the Mercedes G-Class.
    The content growth related to our production programs is the result of programs launched during or subsequent to the second quarter of 2003 and increased production on existing programs, partially offset by decreased production on other programs. The program launches include the BMW X3, a program in which we have production content in addition to the assembly contract, the Volkswagen Golf, and the BMW 5 and 6 Series. Programs with increased production include the Mercedes SL-Class and the Mercedes C-Class, the Opel Zafira, and the Volkswagen Passat. The programs with decreased production include the Ford Transit.

    Tooling, Engineering and Other

    Tooling, engineering and other sales continued to be strong at $297 million for the second quarter of 2004, representing an increase of 6% or $16 million compared to $281 million for the second quarter of 2003, reflecting an increase in reported U.S. dollar tooling and other sales as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S dollar. The level of tooling, engineering and other sales reflects our continued involvement in new production and assembly programs.

    Refer also to the sales discussion in "SEGMENTS" below.


    Gross Margin

    Gross margin for the second quarter of 2004 increased by 17% or $114 million over the second quarter of 2003 primarily as a result of the increase in sales discussed above offset by the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results. Gross margin as a percentage of total sales for the second quarter of 2004 was 15.2% compared to 18.1% for the second quarter of 2003. As anticipated, gross margin as a percentage of sales was negatively impacted by the launch of the Saab 9(3) Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" below). Gross margin as a percent of sales was also negatively impacted by the MID distribution, the strengthening of the euro and British pound, each against the U.S. dollar, higher steel prices and surcharges and customer price concessions. The strengthening of the euro and British pound, each against the U.S. dollar impacts our gross margin percentage since proportionately more of our consolidated gross margin was earned in Europe during the second quarter of 2004 compared to the second quarter of 2003 and, on average, our European operations earn margins that are currently lower than our consolidated gross margin. Partially offsetting these decreases was the positive impact of the programs that launched during or subsequent to the second quarter of 2003, improved performance and productivity at a number of divisions, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

    Depreciation and Amortization

    Depreciation and amortization costs increased 17% or $20 million to $140 million for the second quarter of 2004 compared to $120 million for the second quarter of 2003. The increase in depreciation and amortization in the second quarter of 2004 was primarily due to increased assets employed in the business and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, partially offset by reduced building depreciation as a result of the MID distribution.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.8% for the second quarter of 2004 compared to 6.8% for the second quarter of 2003. SG&A expenses decreased as a percentage of sales primarily as a result of the increase in complete vehicle assembly sales, as previously discussed above. SG&A expenses increased 20% or $50 million to $298 million for the second quarter of 2004, compared to $248 million for the second quarter of 2003. The increase in SG&A expenses for the second quarter of 2004 relates primarily to higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs, provisions recorded against the carrying value of certain assets, and an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar.

    Operating Income

    Operating income was a record $342 million for the second quarter of 2004 compared to $301 million for the second quarter of 2003. The 14% growth in operating income is the result of increases in gross margin of $114 million, partially offset by increases in both SG&A spending and depreciation and amortization of $50 million and $20 million, respectively, and a $3 million decrease in net interest income.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 35.7% for the second quarter of 2004 from 34.6% in the second quarter of 2003. The increase in the effective tax rate is primarily the result of an increase in income tax rates in Ontario, Canada, and a change in the mix of earnings, whereby more profits were earned in higher taxed jurisdictions during the second quarter of 2004 than in the second quarter of 2003.

    Minority Interest
                                    Net income                 Minority
                               for the three months         interest as at
                                   ended June 30,              June 30,
                              ----------------------- -----------------------
                                  2004        2003        2004        2003
    -------------------------------------------------------------------------

    Decoma                    $       26  $       35         26%         32%
    Intier                    $       38  $       22         14%         12%
    Tesma                     $       26  $       22         56%         56%
    -------------------------------------------------------------------------

    Minority interest expense increased by $2 million or 8% to $28 million for the second quarter of 2004 compared to $26 million for the second quarter of 2003. The increase in minority interest expense is primarily due to higher earnings at Tesma and Intier, coupled with a higher minority interest percentage at Intier partially offset by lower earnings and minority interest percentage at Decoma. The decrease in minority interest percentage at Decoma is the result of our conversion of Decoma's series 1, 2 and 3 Convertible Preferred Shares into 14,895,729 Decoma Class A Subordinate Voting Shares during the year ended December 31, 2003. The increase in the minority interest percentage for Intier is the result of the issuance of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan during the year ended December 31, 2003.

    Net Income  From Continuing Operations

    For the second quarter of 2004, net income from continuing operations increased $21 million or 12% to $193 million compared to $172 million for the second quarter of 2003. The increase in net income from continuing operations is a result of increases in gross margin of $114 million, partially offset by increases in SG&A spending of $50 million, depreciation and amortization of $20 million, income taxes of $18 million and minority interest of $2 million, and a $3 million decrease in net interest income.

    Net Income  From Discontinued Operations - MEC

    For the three months ended June 30, 2003, MEC operated at break-even with no net income or loss.

    Earnings per Share
                                               For the three months
                                                   ended June 30,
                                               ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting or
     Class B Share from continuing operations
      Basic                                     $   1.94  $   1.75    +  10%
      Diluted                                   $   1.93  $   1.75    +  10%
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                     $   1.94  $   1.75    +  10%
      Diluted                                   $   1.93  $   1.75    +  10%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                         96.8      95.7    +   1%
      Diluted                                       97.4      96.0    +   1%
    -------------------------------------------------------------------------

    Diluted earnings per share from continuing operations for the second quarter of 2004 were a record $1.93, an increase of 10% or $0.18 over the second quarter of 2003 diluted earnings per share from continuing operations. The increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations, offset in part by an increase in the weighted average number of diluted shares outstanding during the quarter, substantially as a result of the exercise of options and a higher average trading price for our Class A Shares which results in more options becoming dilutive.

    RETURN ON FUNDS EMPLOYED
    -------------------------------------------------------------------------

    An important financial ratio that we use across all of our operating units to measure the effectiveness of capital employed is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as EBIT divided by the average funds employed for the past period.
EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before interest income or expense. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.
    ROFE for the second quarter of 2004 was 28.7%, an increase from 22.6% for the second quarter of 2003. The improvement in ROFE was primarily the result of the $41 million increase in operating income, combined with the positive impact of the MID distribution, since MID generated ROFE below our consolidated average ROFE. The positive impact of the MID distribution is expected to continue going forward.

    SEGMENTS
    -------------------------------------------------------------------------

    Refer to note 29 of our 2003 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

                                       For the three months ended June 30,
                                   ------------------------------------------
                                           2004                    2003
                                   --------------------  --------------------
                                      Total                 Total
                                      sales     EBIT(i)     sales     EBIT(i)
    -------------------------------------------------------------------------

    Public Operations
      Decoma International Inc.   $     689  $      44  $     612  $      59
      Intier Automotive Inc.          1,410         67      1,132         42
      Tesma International Inc.          341         35        279         31

    Wholly Owned Operations
      Magna Steyr                     1,484         65        517          8
      Other Automotive
       Operations                     1,244        119      1,160        123

    Corporate and Other(ii)             (55)        11        (40)        34
    -------------------------------------------------------------------------
                                  $   5,113  $     341  $   3,660  $     297
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) EBIT represents operating income as presented on our unaudited interim consolidated financial statements before interest income or expense.
    (ii) Included in Corporate and Other are intercompany fees, rent income prior to August 29, 2003 only, and intercompany sales eliminations.

    The sales amounts in the following discussion are before intersegment eliminations.

    Decoma International Inc.

    Sales

    Decoma's sales increased by $77 million or 13% to $689 million for the second quarter of 2004 from $612 million for the second quarter of 2003. The increase in sales is primarily the result of an increase in Decoma's European average dollar content per vehicle, combined with a 2% increase in European vehicle production volumes, partially offset by a reduction in Decoma's North American average dollar content per vehicle while North American production volumes remained relatively unchanged from the second quarter of 2003.
    In North America, the decrease in Decoma's dollar content per vehicle was primarily attributable to end of production on the Ford Windstar program, customer price concessions, end of production on the DaimlerChrysler LH program, partially offset by the ramp up of the replacement DaimlerChrysler LX program, lower volumes on certain other high content programs including the Buick LeSabre, the Cadillac Escalade, the Ford Explorer and the Ford Crown Victoria/Mercury Grand Marquis programs and lower installation rates for certain of the Company's trim products. Partially offsetting these decreases was an increase in Decoma's reported U.S. dollar average content per vehicle due to the strengthening of the Canadian dollar against the U.S. dollar, the acquisition of certain of Federal Mogul's original equipment automotive lighting operations during the second quarter of 2003, increased content and/or production on programs that launched during or subsequent to the second quarter of 2003, including the Chevrolet Malibu, the Chevrolet SRX and the Chevrolet Equinox programs, increased production on the Ford Escape program, and strong volumes on other high content programs including the Cadillac CTS and the Dodge Ram pick-up programs.
    In Europe, Decoma's content per vehicle growth was attributable to the ramp up of sales as a result of programs launched during or subsequent to the second quarter of 2003, including the Volkswagen Golf fascia and front end module program and the City Car fascia and front end module program, and the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. The remaining increase in content per vehicle was a result of increased sales associated with higher volumes on the Volkswagen Transit Van fascia and front end module program and the Jaguar X400 program, and other new program launches, including various Audi, Mercedes and Porsche programs.

    EBIT

    Decoma's EBIT decreased by 25% or $15 million to $44 million for the second quarter of 2004 compared to EBIT of $59 million for the second quarter of 2003. The decrease in Decoma's operating income can be primarily attributed to lower margins earned as a result of the reduction in production sales in North America, including customer price concessions, operating inefficiencies at certain facilities in North America, start-up costs incurred at a new facility in North America, and launch costs associated with the ramp-up of production for the new DaimlerChrysler LX program. In Europe, Decoma's operating losses increased primarily as a result of the start up of its new paint line, excess paint capacity costs, costs associated with the insourcing of business for a new chrome line, and costs incurred to support European sales growth and new product launches, including higher depreciation and amortization expenses and selling, general and administrative spending.

    Intier Automotive Inc.

    Sales

    Intier's sales increased by $278 million or 25% to $1.4 billion for the second quarter of 2004 compared to $1.1 billion for the second quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a 2% increase in European vehicle production volumes while North American vehicle production volumes remained relatively unchanged.
    In North America, the increase in Intier's average dollar content per vehicle related primarily to new product launches during or subsequent to the second quarter of 2003, higher content and/or production on several high content programs, and an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions.
    The programs launched during or subsequent to the second quarter of 2003 include the complete seats, headliner and instrument panel for the Chevrolet Equinox, the second and third row stow in floor seats for the DaimlerChrysler minivans, the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Honda Pilot, the door panels for the Chevrolet Malibu, and the cockpit module and seat tracks for the Chevrolet Colorado and GMC Canyon.
    In Europe, the increase in Intier's average dollar content per vehicle related primarily to increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, and new products launched during or subsequent to the second quarter of 2003 including the door panels for the BMW 1 Series, the door panels, interior trim, carpet and cargo management systems for the Mercedes A-Class, and a modular side door latch for a number of Audi programs. Partially offsetting these increases in average dollar content per vehicle was the disposition of a seating facility during the first quarter of 2004.

    EBIT

    Intier's EBIT increased $25 million or 60% to $67 million for the second quarter of 2004 compared to $42 million for the second quarter of 2003. This increase is primarily the result of gross margin earned as a result of increased sales from product launches, lower costs associated with fewer launches of new products and facilities as compared to the second quarter of 2003, incremental investment tax credits, and operating improvements at certain facilities. These increases in EBIT were partially offset by increased steel prices and surcharges, operating inefficiencies at a certain division in North America, increased SG&A spending and affiliation fees associated with the increase in sales, increased depreciation and amortization expenses resulting from the continued investment in capital, and customer price concessions.

    Tesma International Inc.

    Sales

    Tesma's sales increased by $62 million or 22% to $341 million for the second quarter of 2004 compared to $279 million for the second quarter of 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe and a 2% increase in European vehicle production volumes while North America production volumes remained relatively unchanged. Also contributing to the increase in Tesma's sales was an increase in tooling and other sales in preparation for upcoming launches.
    In North America, Tesma's content per vehicle increased largely due to the acquisition of Davis in January 2004. The remaining increase in content per vehicle was the result of new program launches and program volume increases on certain programs combined with the strengthening of the Canadian dollar against the U.S. dollar, partially offset by lower vehicle production volumes on certain high content General Motors programs and customer price concessions. The new program launches and program volume increases include volume increases on the integrated front covers for General Motors' High Feature V6 engine, the launch of crankshaft seals and oil pans for General Motors' 3.8L, Line 4 engine program, increased volumes of tensioner assemblies supplied for various Ford truck programs and to Volkswagen, increased shipments of balance shaft assemblies for General Motors' Line 4 and Line 5 engine programs, higher volumes of the rotating clutch for the Allison LCT transmission, new launches and volume increases for filler pipe assemblies for DaimlerChrysler's Durango, Sebring, Stratus and 300 programs, filler pipes for the Saturn VUE, and the volume ramp-up of stainless steel fuel tank assemblies supplied for the DaimlerChrysler JR platform.
    In Europe, the increase in content per vehicle was a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, volume increases for fuel filler pipe assembly for Ford's high volume C1 (Focus) program launched in the third quarter of 2003, higher volumes for the stainless steel fuel tank assemblies for the Volkswagen Jetta and Beetle program, and increased sales of service and aftermarket parts.

    EBIT

    Tesma's EBIT increased by $4 million or 13%, to $35 million for the second quarter of 2004 compared to $31 million for the second quarter of 2003. The increase in EBIT is primarily the result of gross margin generated on increased sales, as well as improved capacity utilization, labour efficiencies and production efficiencies at certain facilities in both North America and Europe. This increase in gross margin was partially offset by higher steel prices and surcharges, customer price concessions and operating inefficiencies associated with the production of certain "non-core" products acquired as part of the Davis acquisition. Further offsetting the higher gross margin was higher SG&A spending as a result of the acquisition of Davis, including additional integration costs, higher depreciation charges as a result of the Davis acquisition and continuing investment in capital assets, and increased affiliation fees.

    Magna Steyr

    Sales

    Magna Steyr's sales increased by 187% or $967 million to $1.5 billion for the second quarter of 2004 compared to $517 million for the second quarter of 2003. The increase in sales was due to an increase in complete vehicle assembly sales, including the launches of the BMW X3 and the Saab 9(3) Convertible programs subsequent to the second quarter of 2003, an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, and an increase in sales at Magna Drivetrain.
    Magna Steyr's vehicle assembly volumes for the second quarter of 2004 and the second quarter of 2003 were as follows:

                                                For the three months
                                                    ended June 30,
                                                --------------------
    Vehicle Assembly Volumes (Units)                2004      2003    Change
    -------------------------------------------------------------------------

    Full-Costed                                   43,910     8,061     +445%
    Value-Added                                   16,388    18,267     - 10%
    -------------------------------------------------------------------------
                                                  60,298    26,328     +129%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the second quarter of 2003, Magna Steyr assembled the Mercedes E-Class 4X2, the Mercedes G-Class, the Chrysler Voyager and the Chrysler Jeep Grand Cherokee. During the second quarter of 2004, Magna Steyr also assembled the BMW X3, the Saab 9(3) Convertible and the Mercedes E-Class 4MATIC, but no longer assembled the Mercedes E-Class 4x2.
    The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble Mercedes E-Class and G-Class, Saab 9(3) Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble the Chrysler Voyager and Jeep Grand Cherokee are accounted for in this manner.
    Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
    The increase in complete vehicle assembly sales reflects the launch at Magna Steyr subsequent to the second quarter of 2003 of the BMW X3 and the Saab 9(3) Convertible programs as well as an increase in production on the Mercedes E-Class. Partially offsetting these increases was reduced production for the Mercedes G-Class and a 10% decrease in volumes of vehicles accounted for on a value added basis.
    Sales at Magna Drivetrain increased primarily as a result of the launch of the BMW X3 program, higher content on the BMW X5 program relative to the second quarter of 2003 and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

    EBIT

    Magna Steyr's EBIT increased by $57 million to $65 million for the second quarter of 2004 compared to $8 million for the second quarter of 2003. The increase in EBIT is primarily the result of the launch of the BMW X3 and Saab 9(3) Convertible assembly programs, a one-time payment from DaimlerChrysler in relation to prior year pricing issues on a certain production program, improved results for the Mercedes E-Class assembly and Mercedes S, E and C Class sequencing programs that were both incurring launch costs and other inefficiencies in the second quarter of 2003, and an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar. These increases in EBIT were partially offset by planning and engineering costs associated with the newly awarded transfer case on General Motors' next generation full-size pick-ups and sport utilities program.

    Other Automotive Operations

    Sales

    Our Other Automotive Operations' sales increased by 7% or $84 million to $1.24 billion for the second quarter of 2004 compared to $1.16 billion for the second quarter of 2003. The increase in sales reflects increases in the segment's North American and European average content per vehicle, a 2% increase in European vehicle production volumes while North American vehicle production volumes remained relatively unchanged and an increase in tooling and other sales primarily related to tooling for the new Ford Explorer program.
    In North America, the increase in content is primarily the result of acquisitions occurring subsequent to the second quarter of 2003, including the acquisition of a stamping facility in Mexico in May 2004, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, the launch of new programs during or subsequent to the second quarter of 2003, including the Ford Freestar program and the DaimlerChrysler LX program, and takeover stamping business for the Dodge Durango. These increases were partially offset by lower volumes on certain high content programs, including the General Motors GMT800 program, and customer price concessions.
    In Europe, the increase in average content per vehicle is primarily the result of the launch of the Volkswagen Golf during the second quarter of 2003, increased production for the Volkswagen Touareg and the Porsche Cayenne, and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

    EBIT

    Our Other Automotive Operations' EBIT decreased 3% or $4 million to
$119 million for the second quarter of 2004 compared to $123 million for the second quarter of 2003. The decrease in EBIT is primarily the result of customer price concessions, costs incurred to support new facilities, and higher SG&A spending and depreciation and amortization expenses incurred to support the increase in sales. These decreases were partially offset by operational improvements at Magna Donnelly, increased operating income from facilities that launched subsequent to the second quarter of 2003, and increased gross margin generated on the increase in sales.

    Corporate and Other

    Corporate and Other EBIT decreased 68% or $23 million to $11 million for the second quarter of 2004 compared to $34 million for the second quarter of 2003. The decrease in EBIT is primarily a result of the impact of the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results, and provisions recorded against the carrying value of certain assets. These reductions in EBIT were partially offset by additional affiliation fee income earned as a result of higher sales.

    RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2004
    -------------------------------------------------------------------------

    Sales

                                                 For the six months
                                                    ended June 30,
                                                --------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                                8.310     8.309        -%
      Europe                                       8.765     8.625     +  2%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                             $    600  $    498     + 20%
      Europe                                    $    519  $    280     + 85%
    -------------------------------------------------------------------------

    Sales
      North American Production                 $  4,988  $  4,139     + 21%
      European Production                          2,397     1,855     + 29%
      European Complete Vehicle Assembly           2,156       561     +284%
      Tooling, Engineering and Other                 675       601     + 12%
    -------------------------------------------------------------------------
      Total Sales                               $ 10,216  $  7,156     + 43%
    -------------------------------------------------------------------------

    Total sales reached a record level for the first six months of 2004, increasing by 43% or $3.1 billion to $10.2 billion compared to $7.2 billion for the first six months of 2003.
    During the first six months of 2004, North American production sales increased by 21% or $849 million to $5.0 billion for the first six months of 2004 compared to $4.1 billion for the first six months of 2003. This increase in production sales reflects a 20% increase in the Company's North American average dollar content per vehicle, which partially relates to an increase in production on programs that launched during or subsequent to the first six months of 2003, the strengthening of the Canadian dollar against the U.S. dollar, and acquisitions completed subsequent to the second quarter of 2003. These increases in average dollar content per vehicle were partially offset by customer price concessions, and lower production on certain high content programs, including the General Motors GMT800 and Ford Explorer programs.
    During the first six months of 2004, European production and complete vehicle assembly sales increased by 88% or $2.1 billion to $4.6 billion for the first six months of 2004 compared to $2.4 billion for the first six months of 2003. This increase in production and complete vehicle assembly sales reflects an 85% increase in the Company's European average dollar content per vehicle, which primarily relates to the BMW X3 and SAAB 9(3) programs which launched subsequent to the first six months of 2003, as well as the strengthening of the euro and British pound, each against the U.S. dollar, combined with a 2% increase in European vehicle production volumes over the first six months of 2003. These increases in average dollar content per vehicle were partially offset by customer price concessions.
    Tooling, Engineering and Other sales increased by 12% or $74 million to $675 million for the first six months of 2004 compared to $601 million for the first six months of 2003, reflecting an increase in reported U.S. dollar tooling and other sales as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S dollar.

    Operating Income

    Operating income increased 19%, or $108 million, to a record $671 million in the first six months of 2004 compared to $563 million for the first six months of 2003. The 19% increase in operating income is the result of a higher gross margin generated by higher sales, and higher equity income, partially offset by the impact of the MID distribution, whereby intercompany rent income earned by MID is no longer consolidated in our operating results, increases in selling, general and administrative spending and depreciation and amortization expenses, and lower interest income in the first six months of 2004.
    For a detailed discussion of the three months ended March 31, 2004 compared to the three months ended March 31, 2003, refer to Magna's 2004 First Quarter Report.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES - FOR THE THREE MONTHS ENDED JUNE 30, 2004
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                For the three months
                                                    ended June 30,
                                                --------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Net income from continuing operations       $    193  $    172
    Items not involving current cash flows           215       171
    -------------------------------------------------------------------------
                                                $    408  $    343  $     65
    Changes in non-cash operating assets and
     liabilities                                     (46)     (270)
    -------------------------------------------------------------------------
    Cash provided from operating activities     $    362  $     73  $    289
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Overall, cash provided from operating activities for the second quarter of 2004 was $362 million as compared to cash provided from operating activities of $73 million for the second quarter of 2003, an increase of $289 million.
    Cash flow from operations before changes in non-cash operating assets and liabilities increased by $65 million to $408 million for the second quarter of 2004. Cash flow from operations increased as a result of the $21 million increase in net income from continuing operations as described above and a $44 million increase in items not involving current cash flows, including a $20 million increase in depreciation and amortization, a $17 million increase in future taxes, a $2 million increase in minority interest, and a $1 million decrease in gain on issuance of shares by subsidiaries, partially offset by a $4 million decrease in other non cash charges.
    Cash invested in non-cash operating assets and liabilities for the second quarter of 2004 amounted to $46 million, which was primarily attributable to an increase in non-cash working capital as a result of the growth of our business. Specifically, accounts receivable and prepaid expenses increased by $32 million and $3 million, respectively, income taxes payable and accounts payable and accrued liabilities decreased by $13 million and $9 million, respectively while inventory decreased by $11 million. In the second quarter of 2003, cash invested in working capital amounted to $270 million, which was primarily attributed to a $216 million increase in accounts receivable, principally as a result of cash receipts received immediately after the end of the second quarter.

    Capital and Investment Spending

                                                For the three months
                                                    ended June 30,
                                               ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Fixed assets, investments and other
     additions                                  $   (235) $   (225)
    Proceeds from disposals                            4         8
    -------------------------------------------------------------------------
    Cash used in investing activities           $   (231) $   (217) $   (14)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    We invested $172 million in fixed assets in the second quarter of 2004. While moderate investments were made for productivity improvements and to refurbish or replace assets consumed in the normal course, most of the investment was for component manufacturing, painting, and assembly equipment and facilities for programs launching in 2004 and future years including the following major programs: the Chrysler LX, the Chrysler RS, the Chevrolet Equinox, the Cadillac STS, the Ford Freestar, and the Mercedes Benz M-Class in North America; and the Audi A6, the Mini Convertible, the Mercedes Benz A-Class, the BMW 3 Series, and the Volkswagen Toledo in Europe.
    During the second quarter of 2004, we also completed two small acquisitions, which include a manufacturing facility and a number of engineering centres. The total cash consideration paid for these acquisitions totalled $53 million. We also invested $10 million in other assets in the second quarter of 2004 primarily representing capitalized engineering costs which will be fully reimbursed by the customer through subsequent production piece price amounts.

    Financing
                                                For the three months
                                                    ended June 30,
                                               ---------------------
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Net repayments of debt                      $    (27) $    (36)
    Repayments of debentures' interest
     obligations                                      (2)       (2)
    Preferred Securities distributions                (6)       (7)
    Issues of Class A Subordinate Voting Shares       20         4
    Issues of shares by subsidiaries                   4        12
    Dividends paid to minority interests              (5)       (4)
    Dividends                                        (37)      (32)
    -------------------------------------------------------------------------
    Cash used in financing activities           $    (53) $    (65) $     12
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    During the second quarter of 2004, the net repayments of debt relate primarily to a $47 million government debt repayment by Magna Steyr in Europe, partially offset by a net increase in bank indebtedness at our public subsidiaries. During the second quarter of 2003, the net repayments of debt represent decreases in bank indebtedness at our public subsidiaries.
    During the second quarter of 2004, we issued $20 million in Class A Subordinate Voting Shares on the exercise of stock options compared to issuing $4 million in Class A Subordinate Voting Shares on the exercise of stock options during the second quarter of 2003. The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $4 million of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options. The issue of shares by subsidiaries in the second quarter of 2003 is comprised of the issue of $5 million in Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program.
    Dividends in the second quarter of 2004 were $37 million. The increase in dividends paid in the second quarter of 2004 compared to the second quarter of 2003 is due to the 12% increase in the quarterly dividend from $0.34 to $0.38 per share which commenced with the dividend payment in respect of the first quarter of 2004, and as a result of the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the exercise of stock options subsequent to the second quarter of 2003.

    Financing Resources

                                                   As at      As at
                                                 June 30, December 31,
                                                    2004      2003    Change
    -------------------------------------------------------------------------

    Liabilities
    Bank indebtedness                           $    332  $    298
    Long term debt due within one year                34        35
    Long term debt                                   229       267
    Debentures' interest obligation                   37        41
    Minority interest                                652       613
    -------------------------------------------------------------------------
                                                   1,284     1,254  $     30
    Shareholders' equity                           5,187     4,918
    -------------------------------------------------------------------------
    Total capitalization                        $  6,471  $  6,172  $    299
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 5% or $299 million during the six months ended June 30, 2004 to $6.5 billion. The increase in capitalization is a result of a $30 million increase in liabilities and a $269 million increase in shareholders' equity. The increase in liabilities is a result of an increase in minority interest and in bank indebtedness as noted above. The decrease in long term debt is the result of periodic payments on long-term debt, combined with a $47 million government debt repayment by Magna Steyr, partially offset by increases in long-term debt as a result of the acquisitions of Davis and the I&T Group during the six months ended June 30, 2004. The increase in shareholders' equity is a result of net income earned in the six months ended June 30, 2004 and an increase in share capital as a result of stock options exercised during the six months ended June 30, 2004 partially offset by dividends paid to Class A and Class B shareholders and a decrease in the currency translation adjustment.
    During the second quarter of 2004, Magna's cash resources increased by $83 million to $2.0 billion. In addition to its cash resources, Magna had unused and available operating lines of credit of $245 million and term lines of credit of $559 million. Of such amounts, our wholly owned operations had cash of $1.3 billion and unused and available term credit facilities of $211 million at June 30, 2004, while our publicly traded operations had cash of $627 million and unused and available operating and term credit facilities of $593 million at June 30, 2004.
    In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at June 30, 2004, Cdn$35 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

    Maximum Number of Shares Issuable

    As of July 31, 2004, the following of our securities were issued and outstanding:

    Class A Subordinate Voting Shares                             95,844,097
    Class B Shares (i)                                             1,096,509
    Stock options (ii)                                             2,526,376
    -------------------------------------------------------------------------

    (i) Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

    Contractual Obligations and Off Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the three-month and six-month periods ended June 30, 2004 that are outside the ordinary course of our business. Refer to our MD&A included in our 2003 Annual Report.
    Long term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $76 million since we have the legal right of set off of our long term receivable against such borrowings and we are settling the related amounts simultaneously.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    (a) On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

        - improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

        - breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronics business division to the plaintiff in September, 2000.

        The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defences to the plaintiff's claims and therefore intends to defend this case vigorously.

    (b) From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our 2003 audited consolidated financial statements, which describes these claims.

    ACCOUNTING CHANGES
    -------------------------------------------------------------------------

    Stock Based Compensation

    In 2003, the CICA amended Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock based compensation paid to employees. As permitted by CICA 3870, and described more fully in note 23 of our audited consolidated financial statements for the year ended December 31, 2003, we adopted these new recommendations prospectively effective January 1, 2003. As a result, our financial statements for the three months ended June 30, 2003 have been restated to include a $1 million increase in selling, general and administrative expense, a $2 million increase in contributed surplus and a $1 million decrease in retained earnings. Our financial statements for the six months ended June 30, 2003 have been restated to include a $2 million increase in selling, general and administrative expense and $2 million increase in contributed surplus. For awards granted prior to January 1, 2003, we continue to use the intrinsic value method.

    Asset Retirement Obligation

    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized in other long term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.
    We adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were increases in fixed assets, future tax assets and other long term liabilities of $13 million, $2 million and $23 million, respectively, and decreases in minority interest, retained earnings and currency translation adjustment of $1 million, $6 million and $1 million, respectively. The impact of this accounting policy change on reported net income for the three months and six months ended June 30, 2004 and 2003 was not material.

    Revenue Recognition

    In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverable" ("EIC-142"), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services are accounted for as a separate revenue element where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of these recommendations did not have an effect on our revenues or net income for the three months and six months ended June 30, 2004.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; pressure from our customers to reduce our prices; pressure from our customers to absorb certain fixed costs; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub suppliers; our dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; raw materials prices and availability; our dependence on certain customers and vehicle programs; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.